

Mail Stop 3030

July 30, 2010

<u>Via Facsimile and U.S. Mail</u>

Scott A. Haire
Chief Executive Officer
Wound Management Technologies, Inc.
777 Main Street, Suite 3100
Fort Worth, Texas 76102

      Re: Wound Management Technologies, Inc.
              Form 10-K for the year ended December 31, 2009
                 Filed April 15, 2010
              Form 10-Q for the quarter ended March 31, 2010
              File No. 0-11808

Dear Mr. Haire:

      We have reviewed your letter dated July 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Note 6 – Asset and Business Acquisitions, page F-9</u>

1. Please refer to prior comment 10. We note that in determining the fair value of your transaction with Biopharama you applied a discount of 50% and 15% to account for the restrictions under Rule 144 and the block discount, respectively. Given the significance of these discounts, please clearly explain how they were determined and your specifically explain to us where such discounts are contemplated under GAAP. Specifically, explain

how the recorded amounts represent fair value as defined in Topic 820 of the FASB Accounting Standards Codification.

2. As a related matter, we note from your response to prior comment 10, that to determine the reasonableness of your stock value you also considered your estimated sales projections. Please explain to us how you determined your estimated sales projections and provide us details regarding your valuation methodology and significant assumptions.

3. We note from your responses to prior comment 11 and 13 that you are accounting for Pharma Technology under the equity method of accounting. Given this please tell us why it is appropriate to record an intangible asset of $4,187,515 that relates to assets held by the joint venture.

Form 10-Q for the quarter ended March 31, 2010

Note 8 – Stockholders' Equity, page 8

4. We note your response to prior comment 14. We note that you used a 40% discount from the closing price of your common stock in determining the fair value of the shares you issued to settle your debt with CFH. Clearly explain how this discount was determined and how such a discount is consistent with GAAP. Additionally please explain to us how the settlement amount with CFH of $.45 per share was determined.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief